UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Petróleos Mexicanos

Offer to Exchange Securities

which have been registered under the Securities Act of 1933, as amended,

and which are jointly and severally guaranteed by

Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística

(and their respective successors and assignees)

for any and all of its outstanding 10.000% Notes due 2033

Petróleos Mexicanos (the “Issuer”), a productive state-owned company of the Federal Government of the United Mexican States, and Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística and their respective successors and assignees (collectively, the “Guarantors”) announced today the results of its offer to exchange (the “Exchange Offer”) registered 10.000% Notes due 2033 (the “New Securities”) for any and all of the Issuer’s outstanding 10.000% Notes due 2033 (the “Old Securities”).

The Exchange Offer commenced on September 29, 2023, and expired at 5:00 p.m., New York City time, on October 30, 2023. On the terms and subject to the conditions set forth in the prospectus dated September 29, 2023, the Issuer will issue U.S. $1,972,663,000 aggregate principal amount of New Securities in exchange for Old Securities, which represents approximately 98.63% of the Old Securities outstanding prior to the Exchange Offer. The Issuer has accepted for exchange all of the Old Securities that were validly tendered and not validly withdrawn. Old Securities that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

The settlement date on which the Issuer will settle the Old Securities accepted in the Exchange Offer is expected to be November 2, 2023 (the “Settlement Date”). The terms of the New Securities to be issued are identical to the Old Securities, except for the transfer restrictions and registration rights relating to the Old Securities.

We will apply, through Banque Internationale à Luxembourg S.A. (the “Luxembourg Listing Agent”), to have the New Securities listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market. All of the Old Securities are currently listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market.

For more information, contact the Exchange Agent:

Deutsche Bank Trust Company Americas

c/o DB Services Americas, Inc.

Attn: Reorg Department

5022 Gate Parkway, Suite 200

Jacksonville, Florida 32256

United States of America

Phone: (877) 843-9767

Email: DB.Reorg@db.com

You may also obtain additional copies of the prospectus and related documents from our Luxembourg Listing Agent at the following address:

Banque Internationale à Luxembourg S.A.

69 route d’Esch

L - 2953 Luxembourg

Grand Duchy of Luxembourg

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ José Alberto Jiménez Hernández
José Alberto Jiménez Hernández
Associate Managing Director of Finance

Date: October 31, 2023

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm-outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	national or international public health events, including the outbreak of pandemic or contagious disease, such as the COVID-19 pandemic;

•	the outbreak of military hostilities, including an escalation of Russia’s invasion of Ukraine and the potential destabilizing effects of such conflict;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, undue reliance should not be placed on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.